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                             March 24, 2021

       Kevin Morris
       Chief Financial Officer
       Future Acres, Inc.
       1438 9th Street
       Santa Monica, CA 90401

                                                        Re: Future Acres, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 19,
2021
                                                            File No. 024-11432

       Dear Mr. Morris:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Exhibits

   1. We note your response to prior comment 7 and we reissue it. Please clarify whether the exclusive forum
selection provision applies specifically to claims under the Securities Act and/or Exchange Act.
 Kevin Morris
Future Acres, Inc.
March 24, 2021
Page 2

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Morris
                                                           Division of
Corporation Finance
Comapany NameFuture Acres, Inc.
                                                           Office of Technology
March 24, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName